


02007834

4/4/02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ANDREW GARRETT, INC. DBA
MIDWEST DISCOUNT BROKERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
29931

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 E. PRIMROSE
(No. and Street)

SPRINGFIELD	MISSOURI	65804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD PIGG (417) 520-6324
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MECHSNER & COMPANY, L.L.C.
(Name — *if individual, state last, first, middle name*)

P.O. BOX 14710	SPRINGFIELD	MISSOURI	65814-0710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, RICHARD T. PIGG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDREW GARRETT, INC. DBA MIDWEST DISCOUNT BROKERS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

CHIEF ADMINISTRATIVE OFFICER

Title

KATHY IMAN
Notary Public - Notary Seal
STATE OF MISSOURI
Christian County
My Commission Expires Oct. 4, 2004

Kathy Iman

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.

DECEMBER 31, 2001

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.

Table of Contents

Mechsner & Company, L.L.C.

Certified Public Accountants

Telephone (417) 862-3374 Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

Independent Auditor's Report

Board of Directors
Andrew Garrett, Inc. DBA
Midwest Discount Brokers, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. DBA Midwest Discount Brokers, Inc., as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, cash flows and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garrett, Inc. DBA Midwest Discount Brokers, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mechsner & Co. L.L.C.

Mechsner & Company, L.L.C.
Certified Public Accountants
Springfield, Missouri
March 20, 2002

ANDREW GARRETT, INC
DBA
MIDWEST DISCOUNT BROKERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

MONEY MARKET ACCOUNT-SW SECURITIES	$	1
DEPOSITS WITH CLEARING ORGANIZATION		225,281
RECEIVABLE FROM CLEARING ORGANIZATION		48,324
RECEIVABLE FROM RELATED PARTY		97,020
SECURITIES OWNED:		
MARKETABLE, AT MARKET VALUE		18,001
FIXED ASSETS AT COST, LESS		
ACCUMULATED DEPRECIATION OF $217,133		256,681
OTHER ASSETS		64,841
TOTAL ASSETS	$	710,149

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
BANK OVERDRAFT	$	59,341
ACCRUED COMMISSIONS		12,870
ACCOUNTS PAYABLE & ACCRUED EXPENSES		155,564
		227,775
COMMITMENTS AND CONTINGENT LIABILITIES		
SUBORDINATED BORROWINGS		160,200
STOCKHOLDERS' EQUITY:		
COMMON STOCK, NO PAR VALUE, 1,000 SHARES		
AUTHORIZED, 1,000 SHARES ISSUED AND OUTSTANDING		442,836
ADDITIONAL PAID-IN CAPITAL		2,667,725
RETAINED EARNINGS (DEFICIT)		(2,788,387)
TOTAL STOCKHOLDERS' EQUITY		322,174
	$	710,149

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
COMMISSIONS	$ 1,734,748
INTEREST	83,932
	1,818,680
EXPENSES:	
COMMISSION EXPENSE	869,932
EMPLOYEE COMPENSATION & BENEFITS	403,177
FLOOR BROKERAGE, EXCHANGE REBATES & CLEARING FEES	179,666
COMMUNICATIONS & DATA PROCESSING	193,834
INTEREST EXPENSE	45,226
OCCUPANCY	220,726
OTHER EXPENSE	312,522
DEPRECIATION EXPENSE	35,163
AMORTIZATION EXPENSE	6,255
	2,266,501
INCOME (LOSS) BEFORE INCOME TAXES	(447,821)
PROVISION FOR INCOME TAXES	0
NET INCOME (LOSS)	$ (447,821)
EARNINGS (LOSS) PER SHARE	$ (447.82)

The accompanying notes are an integral
part of these financial statements

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net Income (loss)	$ (447,821)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	40,948
Deposits with clearing organizations	74,897
Net receivable from clearing organization	166,344
Receivable from related party	(97,020)
Securities owned, net	(18,001)
(Increase) decrease in other assets	626
Increase (decrease) in operating liabilities	134,050
Total adjustments	301,844
Net cash provided (used) by operating activities	(145,977)
Cash flow from investing activities:	
Net cash provided (used) by investing activities	0
Cash flow from financing activities:	
Proceeds from issue of common stock	142,836
Contributed capital from stockholders	457,766
Dividends paid	(225,000)
Principal payments on subordinated notes	(150,000)
Net cash provided (used) by financing activities	225,602
Net increase (decrease) in cash	79,625
Cash overdraft, beginning of year	(138,966)
Cash overdraft, end of year	$ (59,341)
Supplemental cash flows disclosures:	
Interest paid	$ 45,226

The accompanying notes are an integral part of these financial statements

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE AS OF *DECEMBER 31, 2000	300,000	$ 300,000	$ 2,209,959	$ (2,115,566)	$ 394,393
*(*ISSUED 150,000 SHARES @ $150,000; SUBSCRIBED 150,000 SHARES @ $150,000*)					
**SUBSCRIBED STOCK ISSUED ON JANUARY 29, 2001*					
STOCK ISSUED ON JULY 9, 2001	142,836	142,836	0	0	142,836
NOVEMBER 29, 2001					
CANCELLATION OF STOCK	(442,836)	(442,836)	0	0	(442,836)
NEW STOCK ISSUED	1,000	442,836	0	0	442,836
CAPITAL CONTRIBUTED	0	0	457,766	0	457,766
NET (INCOME) LOSS	0	0	0	(447,821)	(447,821)
DIVIDENDS PAID	0	0	0	(225,000)	(225,000)
BALANCE AS OF DECEMBER 31, 2001	1,000	$ 442,836	$ 2,667,725	$ (2,788,387)	$ 322,174

The accompanying notes are an integral
part of these financial statements

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUBORDINATED BORROWINGS AT JANUARY 1, 2001	$	310,200
INCREASES:		
ISSUANCE OF SUBORDINATED NOTE		0
DECREASES:		
PAYMENT OF SUBORDINATED NOTES		(150,000)
SUBORDINATED BORROWINGS AT DECEMBER 31, 2001	$	160,200

The accompanying notes are an integral
part of these financial statements

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.
Notes to Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY AND ORGANIZATION

Andrew Garrett, Inc. DBA Midwest Discount Brokers, Inc., incorporated under the laws of the state of Missouri on March 18, 1992, and registered July 1, 1992, with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, operates as a fully-disclosed introducing, broker-dealer under a July 24, 1992, correspondent agreement with its clearing organization, Southwest Securities, Inc. of Dallas, Texas.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation DBA Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized shares of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett, Inc." and filed the election with the Secretary of State for the Company to operate under the name "Midwest Discount Brokers, Inc." to facilitate the continuing operations with customers and suppliers.

BASIS OF ACCOUNTING

The Company uses the accrual method of accounting for financial statement purposes and the cash method of accounting for income tax reporting purposes.

PROPERTY AND EQUIPMENT

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains and losses on dispositions of property and equipment, as applicable, are included in income or expense.

ACCOUNTING FOR INCOME TAXES

Shareholders had consented to the Corporation's election to be an S-Corporation under the Internal Revenue Code and applicable state statutes. In lieu of corporate income taxes, shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. The Company operated as

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

an S-Corporation from its inception in 1992 through November 29, 2001. On that date, all outstanding stock was purchased by Andrew Garrett Acquisition Corporation, a C-Corporation. This transaction terminated the Company's S-Corporation election, and the Company continued operations as a C-Corporaton. From November 29, 2001 through December 31, 2001, the Company incurred an operating loss for federal and state income tax regulations; therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED

Marketable securities owned consist of readily marketable corporate stocks of $18,001 as of December 31, 2001.

NOTE 3 - DEPOSIT WITH CLEARING ORGANIZATION

Southwest Securities, Inc., of Dallas, Texas, by agreement acts as an agent for the Company in the performance of execution and clearing of broker functions, including the maintenance and preservation of the Company's customers' accounts on a fully-disclosed basis pursuant to requirements of SEC Rule 17a-3. The deposit at December 31, 2001 was $225,281.

NOTE 4 - RECEIVABLE FROM RELATED PARTY

Receivable from related party of $97,020 consists of a capital contribution from Andrew Sycoff, chief executive officer and director of the company.

NOTE 5 - FIXED ASSETS

As of December 31, 2001, fixed assets consisted of:

Furniture and Equipment	$ 473,814
Accumulated Depreciation	(217,133)
	$ 256,681

NOTE 6 - LEASE COMMITMENTS

The Company has noncancellable operating leases for its home and some branch offices whose terms expire in various years through 2003. Most leases contain renewal options not exercised at December 31, 2001. These leases generally require the Company to pay operating costs such as property taxes, insurance, utilities, minor repairs and routine maintenance. Refundable security deposits made in acquiring these leases totaled $11,845 at December 31, 2001, and are

NOTE 6 - LEASE COMMITMENTS (Continued)

included in other assets in the statement of financial condition. Rent expense for the year ended December 31, 2001 was $183,383.

Future minimum lease payments at December 31, 2001, were:

2002	$ 130,155
2003	17,500

NOTE 7 - SUBORDINATED BORROWINGS

In 1995 the Company entered into a subordinated loan agreement (no. 04-D-SLA-0062) with Rosa Lee Strain in the amount of $160,200 with an interest rate of 16.8%. Interest is to be paid monthly. The note matures on August 1, 2002.

The National Association of Securities Dealers, Inc. (Association) found the above-referenced Agreement to be acceptable as a satisfactory subordination agreement effective as of August 1, 1995.

Appendix D of SEC Rule 15c3-1 requires the prior written approval of the Association before any repayment of a subordination agreement can be made. Accordingly, unsecured advances to the lender during the term of the Agreement are not permitted, since such advances would constitute unauthorized prepayments. All unauthorized prepayment matters are presented to the District Business Conduct Committee for disciplinary review.

NOTE 8 - EMPLOYEES' PROFIT SHARING PLAN

The Company has a profit sharing plan that covers substantially all employees. The Company's contribution to the plan is determined annually by the Board of Directors. No Company contribution was made to the plan for the year 2001.

NOTE 9 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1(2)(iv)) requiring perpetual maintenance of $100,000 minimum net capital as a fully-disclosed, introducing broker in addition to requiring that the ratio of aggregate indebtedness to capital (both as therein defined) shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $158,677, which was $58,677 in excess of its required net capital of $100,000.

NOTE 10 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clients, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.
Notes to Financial Statements (Continued)

NOTE 11 - CHANGE IN AUTHORIZED SHARES OF COMMON STOCK

In June 2001, the Board of Directors passed a resolution to increase the number of authorized shares of common stock from 300,000 shares to 450,000 shares at a par value of $1. In November 2001, the Board of Directors passed a resolution to decrease the number of authorized shares to 1,000 of no par value common stock. All stock certificates issued prior to the November change were cancelled; a new issue of the 1,000 shares authorized replaced the prior stock upon the cancellation.

NOTE 12 - SUBSEQUENT EVENTS

Change in Clearing Organization

In January, 2002 the company changed its clearing organization from Southwest Securities, Inc. of Dallas, Texas to RBC Dain Rausher of St. Louis, Missouri. RBC Dain Rausher was the clearing organization used by Andrew Garrett Holding Corporation DBA Andrew Garrett, Inc. of New York.

Assumption Agreement

In January 2002, the Company executed an assumption agreement (signed by both parties in November of 2001) with Andrew Garrett Holding Corporation DBA Andrew Garrett, Inc. of New York. Andrew Garrett Holding Corporation is a New York corporation operating from its offices in New York, N.Y. as an intoducing broker-dealer, registered with the Securities and Exchange Commission and was a member of the National Association of Securities Dealers, Inc. Andrew Garrett Holding Corporation does not hold funds or securities for customers and does not maintain accounts of or for customers.

Per the terms of the assumption agreement, all of the assets except an investment in a subsidiary, all of the obligations and operations of Andrew Garrett Holding Corporation were merged into the Company. In January 2002, subsequent to the assumption, Andrew Garrett Holding Corporation DBA Andrew Garrett, Inc. of New York filed its withdrawal from the Securities and Exchange Commission as a broker-dealer to operate in conjunction with the Company.

Had the assumption taken place prior to December 31, 2001, the following assets, liabilities and equity would have been transferred to the company and would have been included in these financial statements:

ASSETS	
Cash in bank	$ 429
Receivables from broker dealers and clearing organization	32,369
Deposit with clearing organization	35,000
Securities owned at market value	94,537
Property and equipment, net	72,884
Deposits and prepaid expenses	58,626
Stock subscription receivable	16,932
Other assets	220,243
TOTAL ASSETS	$ 531,020

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.
Notes to Financial Statements (Continued)

NOTE 12 - SUBSEQUENT EVENTS (Continued)

LIABILITIES	
Payable to broker dealers and clearing organization	$ 3,345
Accounts payable and accrued expenses	64,102
TOTAL LIABILITIES	67,447
EQUITY	
Contributed capital	463,573
TOTAL LIABILITIES AND EQUITY	$ 531,020

Combined Focus Reports

The above assets, liabilities and equity were included in the Company's Focus Reports filed with the N.A.S.D. for December 2001. A combined Focus report was also filed for November 2001.

SUPPLEMENTAL INFORMATION

SCHEDULE I

ANDREW GARRETT, INC. DBA MIDWEST DISCOUNT BROKERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

NET CAPITAL

Total stockholders' equity	$ 322,174
Deduct stockholders' equity not allowable for Net Capital	-0-
Total stockholders' equity qualified for Net Capital	$ 322,174
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of Net Capital	160,200
Total capital and allowable subordinated borrowings	$ 482,374
Deductions for nonallowable assets:	
Receivable from non-customers	18,476
Fixed assets, net	256,681
Other assets	46,365
Total deductions	$ 321,522
Net Capital before haircut on securities	$ 160,852
Haircut on debt securities owned	(2,175)
Net Capital	$ 158,677

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Bank overdraft	$ 59,341
Payable to brokers and dealers	12,870
Accounts payable and accrued expenses	155,564
Total Aggregate Indebtedness	$ 227,775

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital required - the greater of:		
As computed based 6 2/3 Aggregate Indebtedness	$15,183	
Minimum per Rule 15c3-1(2)(vi)	$100,000	
Net Capital required		$ 100,000
Excess Net Capital		$ 58,677
Excess Net Capital at 1000% - Net Capital less 10% of Aggregate Indebtedness		$ 145,899
Percentage of Aggregate Indebtedness to Net Capital		1.44%

See Auditor's Report.

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FINANCIAL STATMENTS

The Focus Report filed with the NASD for December 31, 2001 was a combined Focus Report including the amounts of both Andrew Garrett Holding Corporation DBA Andrew Garrett Inc. of New York and Andrew Garrett, Inc. DBA Midwest Discount Brokers, Inc. The following is a reconciliation between the combined Focus Report filed to the audited financial statements of Andrew Garrett, Inc. DBA Midwest Discount Brokers, Inc. as presented in this report.

	COMBINED FOCUS REPORT	ANDREW GARRETT HOLDING CORPORATION DBA ANDREW GARRETT, INC. OF NEW YORK	ANDREW GARRETT, INC. DBA MIDWEST DISCOUNT BROKERS, INC.
NET CAPITAL			
PER FOCUS REPORT	$219,893	$80,465	$139,428
PER AUDIT			$158,677
DIFFERENCE TO BE RECONCILED			$(19,249)
AUDIT ADJUSTMENTS:			
AUDIT OF ANDREW GARRETT, INC. DBA MIDWEST DISCOUNT BROKERS INC.			
ADJUSTMENT TO CORRECT BANK RECONCILIATION			$(14,874)
ADJUST OVER ACCRUED PAYROLL TAXES PAYABLE			(5,077)
TOTAL AUDIT ADJUSTMENTS			$(19,951)
AUDIT OF ANDREW GARRETT HOLDING CORP. DBA ANDREW GARRETT, INC. N.Y.			
ADDITIONAL YEAR END EXPENSES			$ 702
TOTAL AUDIT ADJUSTMENTS			$(19,249)

See Auditor's Report.

SCHEDULE II

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Non-Applicable to Midwest Discount Brokers, Inc.
(A Fully-Disclosed Correspondent through its Clearing Broker,
Southwest Securities, Inc.
1201 Elm Street, Suite 4300, Dallas, Texas 75270)
Exemption pursuant to Rule 15c3-3, Section K2B

See Auditor's Report.

SCHEDULE III

ANDREW GARRETT, INC.
DBA
MIDWEST DISCOUNT BROKERS, INC.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Non-Applicable to Midwest Discount Brokers, Inc.
(A Fully-Disclosed Correspondent through its Clearing Broker,
Southwest Securities, Inc.
1201 Elm Street, Suite 4300, Dallas, Texas 75270)
Exemption pursuant to Rule 15c3-3, Section K2B

Mechsner & Company, L.L.C.
Certified Public Accountants
Telephone (417) 862-3374 Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Andrew Garrett, Inc. DBA Midwest Discount Brokers, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Andrew Garrett, Inc. DBA Midwest Discount Brokers, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibilty are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mechsner & Co. L.L.C.

Mechsner & Company, L.L.C.
Certified Public Accountants
Springfield, Missouri
March 20, 2002